UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Wood, E. Jenner, III
   303 Peachtree Street, N.E.
   Atlanta, GA  30308
2. Issuer Name and Ticker or Trading Symbol
   SunTrust Banks, Inc.
   (STI)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   58-1575035
4. Statement for Month/Year
   December 1996
5. If Amendment, Date of Original (Month/Year)
   February 1997
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President, SunTrust Banks, Inc.
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Common Stock                 |1996  |(*) |7 shares          |A  |           |11,241 shares      |D     |                           |
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                             |      |    |                  |   |           |344 shares         |I     |Children                   |
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                             |1996  |A/V |540 shares        |A  |           |20,906 shares      |I     |401(k)                     |
                             |      |(**)|                  |   |           |                   |      |                           |
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                             |      |    |                  |   |           |76,000 shares      |I     |(1)                        |
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(*) Exempt purchases under di|      |    |                  |   |           |                   |      |                           |
vidend reinvestment plan.    |      |    |                  |   |           |                   |      |                           |
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(**) Voluntary reporting of e|      |    |                  |   |           |                   |      |                           |
xempt transaction under 401(k|      |    |                  |   |           |                   |      |                           |
) Plan.                      |      |    |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Phantom Stock Units (2) |1 for 1 |(2)  |A   |210        |A  |(2)  |(2)  |Common Stock|210    |(2)    |210         |D  |            |
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Option                  |10.5625 |     |    |           |   |11/8/|11/8/|Common Stock|5,500  |       |5,500       |D  |            |
                        |        |     |    |           |   |88   |98   |            |       |       |            |   |            |
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Option                  |11.00   |     |    |           |   |11/14|11/14|Common Sock |7,200  |       |7,200       |D  |            |
                        |        |     |    |           |   |/89  |/99  |            |       |       |            |   |            |
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Option (3)              |30.00   |     |    |           |   |8/8/9|8/8/9|Common Stock|16,500 |       |16,500      |D  |            |
                        |        |     |    |           |   |5    |9    |            |       |       |            |   |            |
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Explanation of Responses:
(1) Restricted stock held under 1986 SunTrust Executive Stock Plan and 1995 SunTrust Executive Stock Plan.
Subject to certain performance and/or vesting conditions. Restricted stock agreements contain tax withholding features allowing stock to be withheld to satisfy tax withholding obligations. Both plans are exempt under Rule
16(b)-3.
(2) The reported phantom stock units were acquired at various times and prices under SunTrust Banks, Inc.'s
401(k) excess benefit plan. This is the initial filing with respect to such plan and reflects the balance as of
December 31,
1996.
(3) Option to buy shares under SunTrust Banks, Inc. 1995 Executive Stock Plan. The option becomes exercisable in
20% increments over 5 years or in the event of death, disability or change in control.
SIGNATURE OF REPORTING PERSON
/s/ E. Jenner Wood III by Raymond Fortin, Power of Attorney
DATE
February  10,  1997